# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Ituran Location & Control Ltd., CIK 0001337117
CUSIP: M6158M104
Title of class of securities: Ordinary Shares, par value NIS 0.33 1/3 per share
Address of issuer's principal executive offices: 3 Hashikma Street, Azour, Israel (L3), 58001
Date of event which requires filing of this statement: 02/16/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001351463

## Reporting persons
- Izzy Sheratzky: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); member of a group; sole voting power 3,865,952; shared voting power 3,867,317; sole dispositive power 3,865,952; shared dispositive power 3,867,317; aggregate amount beneficially owned 3,867,317 (19.44% of the class)

## Item 1. Issuer
Name of issuer: Ituran Location & Control Ltd.
Address of issuer's principal executive offices: 3 Hashikma Street, Azour, Israel, 58001

## Item 2. Person Filing
Name of person filing: Izzy Sheratzky
Address of principal business office or, if none, residence: 3 Hashikma Street, Azour ,Israel 58001
Citizenship: Israel

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 3,867,317
Percent of class: 19.44
Sole power to vote or to direct the vote: 3,865,952
Shared power to vote or to direct the vote: 3,867,317
Sole power to dispose or to direct the disposition: 3,865,952
Shared power to dispose or to direct the disposition: 3,867,317

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Izzy Sheratzky: /s/ Izzy Sheratzky, Izzy Sheratzky/President (02/17/2026)